Detlef Olufs appointed to Supervisory Board of Schering AG

Berlin, April 11, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Detlef Olufs (63) was appointed to the Supervisory Board of Schering AG on April 7, 2006 by the local district court in Berlin-Charlottenburg.

Detlef Olufs succeeds Hermann-Josef Lamberti, who resigned from the Supervisory Board of Schering AG on March 20, 2006 due to his affiliation with the Deutsche Bank, which supported Merck KGaA in their takeover offer for Schering AG.

Detlef Olufs, who is a tax lawyer, studied law in Gottingen and Vienna. Before he joined the law firm Haarmann, Hemmelrath & Partner in 1991, he worked in the tax department of Schering AG for more than ten years. In 2006, Olufs became Managing Partner of the law firm Salans LLP and manages their Berlin branch office.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng